June 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton and Ryan Sutcliffe

Re:	Highland Funds I N-14/A (File No. 333-235285)

Ms. Hamilton and Mr. Sutcliffe:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to Highland Funds I (“HFI” or, the “Registrant”), in a telephone conversation on June 5, 2020. The SEC staff (“Staff”) comments provided relate to the N-14/A filed on May 21, 2020 relating to the reorganization of Highland Long/Short Equity Fund (“LSE”), a series of HFI, into Highland Merger Arbitrage Fund (“MAF”), a series of HFI (each, a “Funds” and together, the “Funds”). SEI provides HFI with administrative and accounting services and submits these responses on behalf of HFI.

We have reproduced the substance of your comments below, followed by the Registrant’s responses.

ACCOUNTING COMMENTS

SEC Comment 1

Please include the footnote to the LSE fee table relating to the CDSC on class A shares.

Response: The filing has been updated to include this footnote.

SEC Comment 2

The Staff notes the expense cap for MAF is listed at 1.50% but fee table amounts do not align. Please explain the difference in amounts.

Response: The Registrant respectfully notes that reimbursements above the expense cap are calculated and processed monthly based on the daily total net assets of the fund for that month. With respect to the financial highlights disclosure, the total dollar amount of the monthly reimbursements is divided by the total average net assets for each specific share class over the entire period (not just one month). Because the expense cap calculation occurs on a monthly versus the required disclosure in the financial highlights covering an entire period, immaterial differences from the 1.50% cap can occur during interim periods within a fiscal year.

SEC Comment 3

The LSE waiver footnote reflects 1.25% and fee table lists 1.43%, please explain what is included within the waiver to explain the difference.

Response: The Adviser has elected to waive an additional 0.18% due to affiliated investments held in LSE. The affiliated investments are LSE’s investment in MAF. These affiliated investments will not be carried forward following the reorganization. The relevant footnote in the filing will be updated to clarify this difference.

SEC Comment 4

In the capitalization table, please include the per share reorganization costs for both funds.

Response: The filing has been updated to include this information.

SEC Comment 5

In supplemental correspondence, please explain considerations given to the market turmoil for the period ending 3/31/20 as it relates to the funds’ merger.

Response: In connection with recent market turmoil, the Registrant reduced its long exposure in the Acquiring Fund, particularly with merger deals that the Adviser deems higher risk, and increased allocations to SPACs and cash. With respect to the Acquired Fund, the Registrant has lowered its gross exposure (long positions plus short positions) and has shifted investments towards higher quality and larger market cap companies. Additionally, the Registrant added the following disclosure to the Fund’s semi-annual report and continues to review and update related disclosure as necessary in response to ongoing market volatility.

Pandemics and Associated Economic Disruption

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread internationally. This coronavirus has resulted in the closing of borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general anxiety and economic uncertainty. The impact of this coronavirus may be short term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks of disease, such as the coronavirus, may exacerbate other pre-existing political, social and economic risks. This outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the global economy, as well as the economies of individual countries, individual companies and the market in general in significant and unforeseen ways. For example, a widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, impact a Funds’ ability to complete repurchase requests, and affect Fund performance. Any such impact could adversely affect a Fund’s performance, the performance of the securities in which a Fund invests, lines of credit available to a Fund and may lead to losses on your investment in a Fund. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers.

SEC Comment 6

Please update the pro forma information to be for the period from January 1, 2019 to December 31, 2019, per Regulation S-X Sections 11-02(c)(1) and 11-02(c)(2).

Response: The Registrant has updated the pro forma calculations to reflect the period from January 1, 2019 to December 31, 2019, as requested.

SEC Comment 7

Please explain the statement “As fixed costs are spread across the larger asset base of a combined fund with a greater potential for asset growth, overall gross shareholder expenses may be reduced in the future” when the acquiring fund has a higher expense ratio.

Response

The Registrant respectfully notes that this statement was intended to demonstrate that certain fund expenses which are a fixed dollar amount are a smaller percentage of overall costs in a fund with larger net assets decrease and as net assets increase. However, to avoid any potential confusion with the proforma expense tables, this statement has been removed entirely.

SEC Comment 8

If available, please update the pro forma information to include the capital loss carryforwards for each fund and what portion is expiring.

Response: The filing has been updated to include this information.

SEC Comment 9

The Staff suggests that the last paragraph under Pro Forma Adjustments should be reconsidered. [On a pro forma basis, for the twelve months ended December 31, 2020, the proposed Reorganization of MAF and LSE would have resulted in a decrease in gross operating expenses of approximately $1,100,000, the most significant of which is a decrease of approximately $924,000 in the investment advisory fee, $100,000 in portfolio accounting fees and $10,000 in transfer agent fees due to the combining of two portfolios into one, as the base contract fee is per fund.] The information stating expenses would be lower is not consistent with the information in the fee table showing net expenses increasing

Response: The pro forma information has been updated to reflect the period from January 1, 2019 to December 31, 2019. Certain fund expenses will decrease as a result of the merger of the funds. For example, the funds will not need to pay for two separate audits, or printing and mailing fees. The Registrant has updated the disclosure to clarify and to remove corresponding disclosure that certain fund expenses would be lower.

DISCLOSURE COMMENTS

SEC Comment 1

Please include hyperlinks for all documents incorporated by reference, pursuant to the FAST Act.

Response: The filing has been updated to include these hyperlinks.

SEC Comment 2

Please revise the expense examples to reflect the fact that the fee waiver expires after one year.

Response: The language for the expense example tables has been updated to clarify that the waivers are also only taken into account in the first year of each period (the footnote previously mentioned expense reimbursements only).

SEC Comment 3

Please remove all references to NexPoint Advisors.

Response: The filing has been updated to remove accidental references to NexPoint Advisors.

SEC Comment 4

Please revise the mailing date, which is currently stated as May 29, 2020.

Response: The filing has been updated to reflect the new mailing date.

SEC Comment 5

Please update the first page of the Statement of Additional Information to include hyperlinks for all documents incorporated by reference, pursuant to the FAST Act

Response: The filing has been updated to include these hyperlinks.

SEC Comment 6

Please clarify whether creditors of HCMLP have recourse under bankruptcy against HCMFA assets.

Response: The Registrant confirms that the creditors of HCMLP do not have recourse against HCMFA assets under the bankruptcy. However, in response to the SEC’s comment, the Registrant has updated the filing such that the disclosure regarding HCMLP’s bankruptcy proceedings from the “Investment Adviser” section on page 30 is also included prominently in the Q&A in response to “Who is the Investment Adviser of the Funds”

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Alexander F. Smith

cc:	Lauren Thedford, Esq.

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